

February 18, 2021

Robert S. Hekemian, Jr.
President and Chief Executive Officer
First Real Estate Investment Trust of New Jersey, Inc.
505 Main Street
Hackensack, New Jersey 07601

      Re: First Real Estate Investment Trust of New Jersey, Inc.
            Registration Statement on Form S-4
            Filed February 11, 2021
            File No. 333-252987

Dear Mr. Hekemian:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Real Estate & Construction

cc: Philip Forlenza